

November 30, 2011

Via E-mail
Mr. Charles R. Olmstead
Mid-Con Energy Partners, LP
c/o Mid-Con Energy GP, LLC
2501 North Harwood Street, Suite 2410
Dallas, Texas 75201

> **Re:** **Mid-Con Energy Partners, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-176265**

Dear Mr. Olmstead:

We have reviewed your amendment and your letter dated November 18, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Cash Distribution Policy and Restrictions on Distributions, page 50

Estimated Adjusted EBITDA for the Year Ending December 31, 2012, page 57

1. We note your disclosure at page 57 that your projections relating to your ability to fund cash distributions at the initial rate do not reflect any common units that may be issued under the long-term incentive program that your general partner plans to adopt. Please estimate the amount of units that may be issued in 2012 and disclose how any anticipated awards would impact your cash distribution calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

New Credit Facility, page 89

2.   Please describe in greater detail the negative covenants set forth in Sections 7.1, 7.3 and 7.5 of the credit agreement.

Management, page 128

Compensation of Executive Officers, page 133

3.   Please disclose in greater detail the provisions set forth in Section 3(b)(ii) through (v) of the Employment Agreements.

4.   With respect to the non-solicitation and non-competition provisions in the Employment Agreements, please disclose the time periods covered.

Financial Statements

5.   Please monitor the requirements regarding the age of the financial statements included in your filing. See Rule 3-12 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam (Staff Accountant) at (202) 551-3476 or Craig Arakawa, (Staff Accountant) at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director